VICTORY CAPITAL HOLDINGS, INC.
4900 Tiedman Road 4th Floor

Brooklyn, OH

February 6, 2018

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:                    Era Anagnosti, Legal Branch Chief

Christopher Dunham, Staff Attorney

Amit Pande, Accounting Branch Chief

Michael Volley, Staff Accountant

Re:               Victory Capital Holdings, Inc.

Registration Statement on Form S-1

File No.  333-222509

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Victory Capital Holdings, Inc. (the “Company”) hereby respectfully requests that the effectiveness of the above-captioned Registration Statement on Form S-1 (as amended to date, the “Registration Statement”) be accelerated to February 7, 2018 at 4:00 p.m., Eastern Standard Time, or as soon as practicable thereafter. Under separate cover, you will receive today a letter from the managing underwriters of the proposed offering joining in the Company’s request for acceleration of the effectiveness of the Registration Statement.

Please confirm that the Registration Statement has been declared effective by telephoning David Boston at (212) 728-8625, or in his absence, Danielle Scalzo at (212) 728-8620.  Comments with respect to this request or the Registration Statement may be directed to David Boston by telephone or facsimile at (212) 728-9625, or in his absence, to Danielle Scalzo by telephone or facsimile at (212) 728-9620.

The cooperation of the staff in meeting the timetable described above is very much appreciated.

[Signature Page Follows]

Sincerely,

VICTORY CAPITAL HOLDINGS, INC.

By:	/s/ David C. Brown
Name: David C. Brown
Title: Chief Executive Officer

cc:	Nina Gupta, Chief Legal Officer, Victory Capital Holdings, Inc.
David Boston, Esq.
Danielle Scalzo, Esq.